UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

Orion Energy Systems, Inc.
(Exact name of the registrant as specified in its charter)

Wisconsin 001-33887
(State or other jurisdiction of (Commission
Incorporation or organization) file number)

2210 Woodland Drive
Manitowoc, Wisconsin 54220
(Address of principal executive offices) (Zip code)

Michael W. Altschaefl
Chief Executive Officer and Board Chair (800) 660-9340
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q‑1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflicts Minerals Disclosure
This Form SD of Orion Energy Systems, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2021 to December 31, 2021.

The Company performed a reasonable country of origin inquiry, in which it surveyed suppliers regarding whether its necessary cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“conflict minerals”), have been sourced from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). Most of the 2021 responses the Company received indicated that conflict minerals in the suppliers’ components and materials were either non-existent or did not originate from a Covered Country.

During its reasonable country of origin inquiry, the Company determined that a small portion of necessary conflict minerals used in its high efficiency lighting systems may have been sourced from a Covered Country. In conducting its due diligence, the Company implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition, 2016), an internationally recognized due diligence framework. The Conflict Minerals Report attached hereto as Exhibit 1.01 includes a discussion of the due diligence procedures performed and the disclosures required by the SEC.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at www.oesx.com.

Item 1.02 Exhibit
As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 - Exhibits Item 3.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit No. Description
1.01 Conflict Minerals Report of Orion Energy Systems, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORION ENERGY SYSTEMS, INC.

Date: May 9, 2022                                                                          By:  /s/ Michael W. Altschaefl
Michael W. Altschaefl
Chief Executive Officer and Board Chair